ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

January 13, 2012

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: John Grzeskiewicz; Laura Hatch

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 15 to the Trust’s Registration Statement on Form N-1A, filed on November 7, 2011

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) via telephone on December 21, 2011, relating to Post-Effective Amendment No. 15 to the Trust’s Registration Statement on Form N-1A filed on November 7, 2011 regarding the Linde Hansen Contrarian Value Fund, a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section - Fees and Expenses of the Fund

Comment #1

Please confirm that there are no acquired fund fees and expenses, as currently reflected in the prospectus.

Response #1

We confirm that the Fund does not currently anticipate having acquired fund fees and expenses that would be required to be disclosed.

Comment #2

Please note that the term of the operating expense limitation agreement between Linde, Hansen & Co., LLC (the “Advisor”) and the Fund must be at least one year.

Response #2

We confirm that the operating expense limitation will be through March 31, 2013.

Comment #3

The fee waiver may be reflected in the 3 year expense example if the fee waiver agreement will continue for at least that time.

Response #3

Since the term of the operating expense limitation is through March 31, 2013, the fee waiver will not be reflected in the 3 year expense example.

Summary Section - Principal Investment Strategies

Comment #4

Most of the discussion regarding the principal investment strategies addresses the value side of the strategy, but there is not much development of the contrarian side. Please explain why the strategy is a “contrarian” strategy.

Response #4

Please see the revised disclosure included in the sections entitled “Principal Investment Strategies,” which states that:

The Advisor, LindeHansen, is a contrarian, value-oriented, bottom-up, fundamental research investment manager. LindeHansen strives to identify situations where the common stock price is not currently reflecting the true earnings potential of the underlying company.  Generally these situations arise when a company has fallen upon financial adversity and the consensus agrees that recovery is unlikely.  This creates an opportunity for LindeHansen to identify changes occurring at the company or within the industry (catalysts) that it believes will enable profitability to return to normal levels.  The Advisor’s investment process enables it to take positions in these companies - contrary to consensus thought - when detailed analysis supports the case.

Comment #5

Please disclose the extent to which the Fund invests in foreign securities. Please clarify if such exposure will be confined to ADRs.

Response #5

The Fund will invest in ADRs, but will not buy any securities on exchanges located outside of the United States. Please see the revised disclosure included on pages 2 and 4 of the prospectus, which states that:

In order to accomplish the Fund’s objectives, the Advisor will use its disciplined, contrarian value strategy to invest in equities (primarily common stock, but the Fund may also invest in American Depository Receipts (ADRs), preferred stock and/or other securities convertible into common stock), traded on U.S. based exchanges; building concentrated, long-only portfolios.  The Advisor will not buy any securities on exchanges located outside of the United States.

Comment #6

Please clarify the parameters of the types of investments in which the Fund will invest. What capitalization size or range?

Response #6

Although the Advisor places no limits on the Fund’s investments with respect to capitalization exposure, the Advisor targets for initial purchase the securities of companies traded on U.S. based exchanges with an equity market capitalization of $200 million or larger.  Please see the sections entitled “Principal Investment Strategies” on pages 2 and 4, which state that:

The Advisor believes owning undervalued securities of companies expected to realize an improving trend in profitability will, over time, generate strong real-returns and control risk.  The Advisor targets for initial purchase the securities of companies traded on U.S. based exchanges with an equity market capitalization of $200 million or larger.  The Advisor places no limits with regard to capitalization exposure.

Comment #7

Please explain the following sentences previously included in the Principal Investment Strategies section in plain English:

•

“Once a security is chosen for portfolio inclusion, it is continuously evaluated based upon the strength of the value enhancing catalyst versus valuation.”

•

“Portfolio turnover is a residual of the investment process.”

•

“Securities are sold upon the catalyst being realized or evaporated.”

Response #7

The sentences referred to above have been removed from the prospectus in response to your comment. Please see the revised disclosure included on pages 2 and 4 of the prospectus, which explains that:

“All portfolio holdings are continuously monitored and evaluated based upon their progress relative to the Advisor’s expectations for earnings growth and improving profitability.  Portfolio positions may be sold when the Advisor determines that the investment has reached its full value, profitability expectations have been met, the initial reason for owning is no longer valid, an unexpected change in the business or industry causes the initial investment thesis to change with negative implications, a better investment opportunity arises or a position weighting needs to be downsized for portfolio management reasons.”

Summary Section - Principal Risks

Comment #8

Please explain how the “Special Situations Risk” applies to the investment strategy. Is this related to the “catalyst” discussed above?

Response #8

Yes, the “Special Situations Risk” is related to the “catalysts” discussed in the Principal Investment Strategies section. Please see the revised disclosure included on pages 2 and 4 which states the following:

Should a value-enhancing catalyst or “special situation” (for example, new management, restructuring, reorganization, acquisition, divestiture, new product, consolidation, deregulation, re-regulation, reversal of supply/demand imbalances) be identified for an individual company, in-depth fundamental research is then performed to validate the catalyst and to derive forecasts for earnings and trends in return on invested capital (ROIC), return on assets (ROA) and return on equity (ROE).

Comment #9

The prospectus states that “an investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Please explain whether the Fund will be marketed through banks or other FDIC insured institutions. If not, this statement is not required.

Response #9

It is not currently expected that the Fund will be marketed through banks or other FDIC insured institutions. Accordingly, the sentence referred to in your comment has been deleted.

Summary Section – Purchase and Sale of Fund Shares

Comment #10

The prospectus currently states that “The Fund may waive minimum initial investment or minimum subsequent investment requirements in its sole discretion.” Please move this sentence out of the summary section and into the statutory prospectus.

Response #10

The sentence has been deleted from the summary section in response to your comment and moved to page 8.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies

Comment #11

Please clarify or confirm that there will be little to no investment in short sales or derivatives.

Response #11

The prospectus has been revised in response to your comment. Please see the revised disclosure included on pages 2 and 4 of the prospectus, which states that “[t]he Advisor will not sell common stock short nor will it use derivatives as part of its strategy.”

Comment #12

Please rewrite the following sentence in plain English: “Once a security is chosen for portfolio inclusion, it is continuously evaluated based upon the strength of the value enhancing catalyst versus valuation.”

Response #12

This sentence has been deleted from the prospectus in response to your comment. Please see Response #7 above.

Comment #13

What type of valuation are you referring to in the following sentence: “Once a security is chosen for portfolio inclusion, it is continuously evaluated based upon the strength of the value enhancing catalyst versus valuation.” Please clarify and provide examples.

Response #13

This sentence has been deleted from the prospectus in response to your comment. Please see Response #7 above.

Principal Risks of Investing in the Fund

Comment #14

Will the Fund only invest in ADRs, or will it also invest in other instruments not listed on US exchanges?

Response #14

The Fund will invest in ADRs, but will not buy any securities on exchanges located outside of the United States. Please see Response #5 above.

Comment #15

If the Fund only invests in ADRs, does the “Currency Risk” disclosure still apply?

Response #15

The “Currency Risk” disclosure has been deleted in response to your comment.

Management of the Fund

The Advisor

Comment #16

Is Linde, Hansen & Co, LLC currently registered as an investment adviser with the SEC?

Response #16

Yes. Linde, Hansen & Co, LLC is currently registered as an investment adviser with the SEC. Please see the revised disclosure included on page 7 of the prospectus, which states that “the Advisor is registered as an investment adviser in the state of New Jersey, and as an investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940.”

Comment #17

Please note that the term of the operating expense limitation agreement between Linde, Hansen & Co., LLC (the “Advisor”) and the Fund must be at least one year.

Response #17

As discussed in Response #2, we confirm that the operating expense limitation will be through March 31, 2013.

 The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting  pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum